

MAIL STOP 3561

May 8, 2008

Mr. Zenggang Wang
China 3C Group
368 HuShu Nan Road
HangZhou City, Zhejiang Province, China 310014

> **Re:** **China 3C Group**
> **Form 10-K**
> **Filed March 27, 2008**
> **File No. 000-28767**

Dear Mr. Wang:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 1. Business, page 1

1. Please confirm that you have filed all material contracts under Item 601(b)(10) of Regulation S-K. For example, we were unable to locate the contractual arrangement giving you the rights to the economic benefits of ownership in ZYXD. We also note from your website that you have distribution relationships with Panasonic, Philips, Ericsson, and others. However, neither your business description nor your exhibits filed under Item 601(b)(10) refer to such entities or arrangements making you an authorized distributor for their products. Please explain to us why you do not refer to such entities or your status as an authorized dealer for their products.

Part II

Item 5. Market for the Registrant's Common Stock, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 14

2.   Please revise to provide greater disclosure concerning the June 2007 equity compensation plan which was approved by the board, but not your shareholders. See Item 201(d)(3) of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 16

3.   Please revise to provide disclosure responsive to Item 303(a)(5), or advise.

Results of Operations, page 18

4.   Please revise your disclosure for each period to describe and quantify underlying material activities that generate income statement variances between periods. Your revised disclosure should thoroughly explain and quantify each causal factor resulting in the changes to every income statement line item for each period presented. For example, your discussion of net sales should quantify the changes attributable to retail operations versus wholesale operations along with the contribution from recent acquisitions and new products lines and should explain the underlying reasons for these changes. Refer to Item 303 of Regulation S-K and SEC Release No. 33-8350.

Net Sales, page 18

5.   We note that you have identified inflation as a cause of the increase in net sales during the year ended December 31, 2007. In order to provide clarity to investors, please provide additional detail addressing the impact of inflation and changing prices on your financial statements. Refer to Item 303 of Regulation S-K and SFAS 89.

Liquidity and Capital Resources, page 21

6.   Please revise your disclosures to include an analysis of the components of the statements of cash flows (i.e. operating, investing, and financing activities) that explains the material year-to-year variations in the line items (e.g. provide an explanation of the significant change in your inventory, accounts receivable, accounts payable and accrued liabilities, etc.) for each year presented. Refer to SEC Release No. 33-8350 as it relates to liquidity and capital resources.

Item 9A(T), page 24

7.   Please revise the statement on page 24 regarding the effectiveness of your disclosure controls and procedures to delete the limitation of the conclusion to "detect[ing] the inappropriate application of U.S. GAAP."

Part III

Item 10. Directors, Executive Officers and Corporate Governance, page 26

8.   In Mr. Gu's biography you disclose that "[o]ther than the Merger Transaction during the last two years, there have been no transactions to which the Company was a party in which Mr. Gu … had a direct or indirect material interest." Similar disclosure is contained in Mr. Berents' biography. We were unable to locate additional disclosure describing this transaction and these directors' interests in it. Please revise or advise.

9.   Please revise to state each director's term of office. See Item 401(a).

10.   Please revise your disclosure to indicate the members of the various committees listed on page 30.

Item 11. Executive Compensation, page 30

11.   It is unclear why the total column in your Summary Compensation Table is less than your CEO's salary. Please advise. Also, please include a total for Mr. Levinson in your Director Compensation table.

Part IV

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm, F-1

12.   Please advise your independent accountant to revise the first paragraph of their report to refer to each period for which audited financial statements are presented (i.e. the consolidated statements of income, stockholders' equity and comprehensive income, and cash flows for the years ended December 31, 2007 and 2006).

13.   Please file the audit report issued by your former independent accountant for the consolidated statements of income, stockholders' equity, and cash flows for the year ended December 31, 2005.

Statements of Cash Flows, F-4

14. We note you issued approximately $12.5 million in notes related to your acquisitions of Hangzhou Sanhe Electronic Technology Limited and Shanghai Joy & Harmony Electronics Company Limited. Show us where the payment of these notes is reflected in your statements of cash flows. Based on the terms of the acquisitions, it appears $8 million would have been paid in 2006.

Notes to Consolidated Financial Statements, F-6

General

15. Please revise to provide the quarterly financial data disclosure required by Item 302 of Regulation S-K.

Note 1 – Organization, F-6

16. Please provide the disclosures required by SFAS 141 related to your acquisitions of Hangzhou Sanhe Electronic Technology Limited and Shanghai Joy & Harmony Electronics Company Limited.

17. In connection with the comment above, it appears that you have allocated the entire excess purchase price to goodwill for both acquisitions. In accordance with paragraph 37 of SFAS 141, please note that the purchase price should be allocated to specific identifiable tangible and intangible assets (such as trade names, customer lists, order backlog, etc.) and liabilities. Please advise or revise.

Note 2 – Summary of Significant Accounting Policies, F-6

Revenue Recognition, F-9

18. Please revise your revenue recognition policy so that it is more tailored to each of your revenue streams (e.g. sales to individual customers through retail outlets, sales to distributors through wholesale contracts, etc.). Your revised disclosure should address each type of sales transaction that you enter into and how you meet the criteria for revenue recognition per SAB 104.

19. In connection with the comment above, your revenue recognition policy states that you recognize revenue at the date of shipment and when delivery is complete. Please revise to clarify whether title transfers to the customer upon shipment or delivery and how this correlates to your revenue recognition policy.

20.   We note that you provide your customers with free after sales services. Please revise to disclose the specific types of services that you provide to customers after they have purchased a product from you and how you account for these services.

21.   Please revise to disclose whether your customers (both end users and distributors) have the right of return (i.e. circumstances other than product failure) and how this affects revenue recognition. In addition, please disclose your policy as it relates to estimating future product returns. Refer to SFAS 48.

Stock-Based Compensation, F-9

22.   Please note that SFAS 123(R) was effective for your annual reporting period beginning January 1, 2006. Please revise your financial statements to provide the disclosures required by paragraphs A240-A242 of SFAS 123(R).

Segment Reporting, F-11

23.   Based on your disclosure herein, it appears that you have identified certain reportable segments. Please expand your disclosure to specifically address the different operating segments referred to in your footnote (e.g. retail operations, wholesale operations, etc.). Refer to SFAS 131.

Note 6 – Stock Warrants, Options, and Compensation, F-15

24.   It appears that the stock options and stock grants issued during 2006 and 2007 to certain members of your board of directors vested on the grant date. Please revise to disclose the accounting treatment for these equity-based awards.

Note 9 – Income Taxes, F-17

25.   Please revise to provide the disclosures required by FIN 48.

Note 10 – Commitments, F-18

26.   Please disclose rent expense for each year for which financial statements are presented. Refer to SFAS 13.

Other

27.   We note that you present accounts receivable net of an allowance for doubtful accounts. Please revise to provide the disclosure required by Rule 12-09 of Regulation S-X for this balance along with any other valuation and qualifying accounts and reserves (e.g. reserve for obsolete inventory).

28.   Subsequent to year end, we note you have entered into consignment agreements with Hangzhou Lotour Digital Products Business Company Limited (Exhibits 10.15 and 10.16). Tell us how you plan to recognize revenue related to these assignment agreements (i.e. on a gross or net basis). In your response, ensure to discuss how you considered EITF 99-19 in your analysis.

Other Exchange Act Filings

29.   Please amend your other Exchange Act filings, as necessary, to reflect changes resulting from the comments above.

30.   Please file an Item 4.01 Form 8-K and Exhibit 16 letter reporting the termination of your relationship with Lichter, Yu & Associates immediately. Although you reported the termination of Chisholm, Bierwolf & Nilson, LLP, you must also report the termination of Lichter, Yu & Associates because that firm was not engaged as your independent accountant on a post-merger basis.

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

        You may contact Ethan Horowitz at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Williamson at (202) 551-3393 or me at with any other questions.

                           Sincerely,

                           Assistant Director